Bulldog Investors, Park 80 West - Plaza Two, Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097 // info@bulldoginvestors.com

April 10, 2013

Dear Fellow Shareholder of Firsthand Technology Value Fund (SVVC):

Bulldog Investors is SVVC's largest shareholder. We began purchasing shares in the second half of 2012 after SVVC's stock price fell to a huge discount to its net asset value (NAV) in the wake of the Facebook IPO fiasco.
The stock collapse occurred despite the fact that cash represented most of SVVC's NAV.

We recently spoke to Kevin Landis, SVVC's portfolio manager and asked him if he was satisfied with SVVC's performance or concerned about its discount.
He told us he thinks everything is just dandy. In the very first sentence of his annual letter to shareholders, he wrote, "2012 was a year of progress" for SVVC. Kevin is a frequent guest on CNBC and he is invariably optimistic. Unfortunately, SVVC's shareholders have to deal with reality and the reality is not pretty. SVVC's NAV was down 4.2% in 2012 while the S&P 500 Index gained 16%% and the discount ended the year at 23.8%.

The results are much worse for shareholders who have owned shares since
April 18, 2011 when SVVC converted from an open-end fund to a closed-end fund. As you can see by the remarkable "spike" graph below, by December 31, 2012, those shareholders had suffered a whopping loss of 35% while the S&P 500
Index gained 11%. If that is "progress," then I wonder what Kevin would consider to be a setback.

[ Graph included in Exhibit 99 filed as a PDF]

Almost a year before SVVC's shareholders voted to restructure it, Chuck Jaffee of MarketWatch warned: "In a move that seems likely to gut shareholders like fish, Landis, a Wall Street darling during the Internet bubble whose funds have never recovered from the dot-com bust, is ready to add insult to investors' injuries. . . ."
(http://articles.marketwatch.com/2010-07-25/investing/30769672-1-closed-end-
fund-fund-managers-mutual) "They'd be better off with a liquidation, which Firsthand has done to some of its other miserable funds," Jaffee wrote and scathingly added, "Even by the standards of bad fund managers -- and Landis has put himself in that company both by action and performance -- this deal is heinous."

Why was Chuck Jaffee so hard on Kevin? A historical review of SVVC suggests that Jaffee's harsh criticism may well be warranted.

The Rise and Fall of SVVC

SVVC began in 1994 as open-end technology fund and was a high-flyer for the rest of the nineties. Its NAV rose by 59.23% per annum and was capped by a stunning gain of 190% in 1999. By then, Kevin had become the media's "go to" guy for technology commentary. At its peak, its NAV soared to over $130 per share and it had more than $4 billion in assets. When the tech bubble burst over the next three years, the NAV fell 78% and SVVC's assets shrank to less than $500 million.

By mid-2010, SVVC's assets had dwindled to less than $150 million. The Board then approved converting it into a business development company, a closed-end fund that invests mostly in private companies. After those investors who wisely followed Chuck Jaffee's advice and bailed out at about $27 per share, SVVC began its new post-conversion life on April 18, 2011 with a NAV of $94 million, including cash of $75 million. Investors showed little interest and the shares soon moved to a large discount, which peaked at more than 45%.

On October 19, 2011, SVVC announced that it had made a $1.6 million investment in Facebook in a private transaction. By April of 2012, Facebook represented
26% of its assets. The timing was perfect for Facebook fanatics. Once it became known that Facebook was planning to go public, they pushed SVVC's stock price up to more than $45 per share, a whopping premium over the last reported NAV of $24.56. Before reality set in, SVVC quickly conducted a massive - and ill timed -- secondary offering, issuing 4.4 million shares at $27 per share and more than doubling the size of the Fund. That boosted the compensation for Kevin and his team by $2.4 million per annum but left an enormous overhang of shares when the Facebook euphoria dissipated.

It is difficult to understand how a diligent board of directors can justify the fees Kevin and his team have reaped for what is indisputably poor performance. Check out Kevin's reaction to the big losses SVVC incurred on Facebook when he was asked about it on CNBC. See http://video.cnbc.com/gallery/?video=3000110102& play=1. He seems pretty sanguine about losing millions of dollars. Another instance of horrible timing was his investment in SolarCity. After paying about $16 per share earlier in 2012, he passed on buying shares at half that price in the December IPO. SolarCity's shares quickly moved up in price and are currently trading at about $20 per share. If restricted shares of SolarCity were worth $16 a few months earlier, why did Kevin not load up in the IPO at $8?

The Biggest Problem with SVVC

SVVC has a multitude of problems: a portfolio manager who is not very good and is excessively compensated, a weak board, poor NAV performance, and a persistently wide discount. However, we think SVVC's biggest problem is a flawed investment thesis. Here it is in Kevin's own words from his letter to shareholders:

Our investment strategy involves making investments in promising private companies in industries such as advanced materials, enterprise computing, renewable energy, semiconductors, and social networking. We have the flexibility to make investments directly with the companies (primary transactions) or by purchasing shares from other shareholders (secondary transactions). Many of our investments in later- stage companies, including Facebook, Twitter, and SolarCity, involved secondary transactions. Our early-stage investments tend to be primary transactions.

Is investing in private companies and hoping for a pop if and when they come public really a good long-term strategy? If it is, Kevin has done a poor job in executing it. Admittedly, some venture capital firms have generated good returns over the long term with a similar strategy. However, they tend to be run by managers that work with the investee companies to grow them and monetize their investments via a sale or an IPO. Kevin, although as highly paid as a manager of a true venture fund, is really just a passive investor looking for the next "cool" thing and hoping that he will hit pay dirt. The way we see it, he has no edge at all, i.e., no competitive advantage over other more successful managers that invest in the space -- and SVVC's discount reflects that problem.

To illustrate the point, as of February 28, 2013, SVVC's top three holdings were Twitter, Facebook, and SolarCity.We presume Kevin bought shares of each of these in the secondary market based upon little or no financial information. He has zero influence on their operations or on when or how they go public. In sum, Kevin has no influence at all over them. So, how did he determine they were truly good values? We have no idea.His breathless big picture visionary optimism is typically devoid of financial analysis. When Kevin paid $31.50 per share for Facebook, do you think he had any clue as to whether, or when, it would be profitable, let alone what its projected earnings per share would be in the future? To Kevin, balance sheets and earnings are boring. "Cool" innovative technology is much more important than mundane things like profits.

Kevin reminds me of the character played by Michael Keaton in the film, Night Shift, who is full of passion but uninterested in details. When he meets the conservative Henry Winkler, he announces:

"Wanna know why I carry this tape recorder? To tape things. See, I'm an idea man, Chuck. I got ideas coming at me all day... I couldn't even fight 'em off if I wanted. Wait a second... hold the phone! Hold the phone! [speaking into tape recorder] "Idea to eliminate garbage. Edible paper. You eat it, it's gone! You eat it, it's outta there! No more garbage!"

As Kevin's roller coaster track record shows, his style of investing can produce eye-popping gains and stomach churning losses (which he has shown no ability to avoid). So, if Twitter announces an IPO, SVVC's stock may well pop. However, we don't think hopes and dreams about "cool" technology is the best way to invest while SVVC's shares languish at a large discount to NAV. That is why we asked Kevin to commence a share buyback. He rejected the idea even though it is a risk free way to increase SVVC's NAV. Do you think he nixed it because it would reduce his annual fees by 2% of the value of the shares repurchased? Hmm . . .

How to Maximize SVVC's Shareholder Value

Both the pre-conversion shareholders and those that bought in the secondary offering are way under water. A number of shareholders have urged us to lead a campaign to enhance shareholder value. Therefore, at the earliest opportunity, we intend to (1) elect directors who are committed to managing the discount and providing a liquidity event, and (2) replace Kevin's firm with one that is less "visionary" but that has a track record of making money for investors. If you agree with our plan, we urge you to send a message to Kevin and the board of directors by (1) voting to "Withhold" for the election of the board's nominee for director, and (2) contacting Kevin directly at (800) 976-8776 to make your feelings known. Please let us know how you make out.

You can vote your proxy online at WWW.PROXYVOTE.COM or by telephone at 1-800-454-8683 if your shares are held in street name. You will need your control number which you can get from your stock broker if you have misplaced your proxy instruction form. Please do it today.
Very truly yours,

/s/ Phillip Goldstein

Phillip Goldstein
Principal